October 5, 2006

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:

Pemex Project Funding Master Trust

Registration Statement on Form F-4

Filed August 16, 2006

File No. 333-136674

Mexican Petroleum

Form 20-F for the Fiscal Year Ended December 31, 2005

Filed June 30, 2006

File No. 0-00099

Dear Mr. Schwall:

By letter dated September 13, 2006, the staff of the Securities and Exchange Commission (the “Staff”) provided comments on the Pemex Project Funding Master Trust’s Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission (the “SEC”) on August 16, 2006, and on Mexican Petroleum’s Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”), which was filed with the SEC on June 30, 2006. In response to your comments and on behalf of the Pemex Project Funding Master Trust (the “Master Trust”) and Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”), we have prepared the responses below, along with supplementary information set forth in the annexes to this response letter.

For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. Based on the responses set forth in this letter, the Master Trust will file an amendment to the Registration Statement on Form F-4 (“Form F-4/A”) to reflect the revised disclosure included in this response letter. However, as a result of our responses set forth in this letter, including undertakings concerning future filings of Petróleos Mexicanos on Form 20-F, we believe it will not be necessary to amend the 2005 Form 20-F.

H. Roger Schwall, p. 2

Pemex Project Funding Master Trust

Form F-4

General

1.	It appears that you may intend to register the new notes in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation, SEC no-action letter (available April 13, 1989); Morgan Stanley & Co. Incorporated, SEC no-action letter (available June 5, 1991) regarding resales; and Shearman & Sterling, SEC no-action letter (available July 2, 1993) with respect to the participation of broker-dealers. If so, disclose this reliance and provide us with a supplemental letter:

•	stating that the issuer is registering the exchange offer in reliance upon these letters, and

•	including statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

The Master Trust acknowledges the Staff’s comment.

The Staff is correct with respect to the Master Trust’s intent to register the new securities in reliance upon the Staff’s position enunciated in the no-action letters listed above. As previously mentioned by Mary Connell Grubb in a telephone conversation with Jason Wynn on September 15, 2006, the Master Trust filed a letter, simultaneously with its filing of the Registration Statement on Form F-4 on August 16, 2006, stating that it intended to register the exchange offer in reliance upon these no-action letters, and Mr. Wynn acknowledged that the Staff received such filing. The Master Trusts’s letter included statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters. For your convenience, we have included a copy of the letter as Annex A to this response letter.

In the Form F-4/A, the Master Trust will clarify its intent to rely on these no-action letters by adding disclosure specifying its reliance on these no-action letters and mentioning these no-action letters by name. Attached as Annex B is a revised version of the disclosure, marked against the disclosure submitted on August 16, 2006, that will be included in the “Summary—The Exchange Offer—Resale of New Securities” section of the prospectus included in the Form F-4/A. Attached as Annex C is a revised version of the disclosure, marked against the disclosure submitted on August 16, 2006, that will be included in the “The Exchange Offer—Resale of New Securities” section of the prospectus included in the Form F-4/A.

H. Roger Schwall, p. 3

Mexican Petroleum

Form 20-F for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 171

2.	Please substantially revise your disclosure in this section to provide a more detailed explanation of the ineffectiveness of your disclosure controls and procedures. For example:

•	Disclose the precise date at which your certifying officers reviewed your disclosure controls and procedures and identified them as needing improvement.

•	Clearly describe the problems the officers identified as a result of their review.

•	Identify the date when each problem arose and the person who identified the problem.

•	Further describe the steps you took and are taking to remediate the situation. Ensure that this discussion specifies in sufficient detail the nature of any changes. Also, explain how the changes were intended to resolve the identified problems.

•	State whether the company believes that the problems still exist at the end of the period covered by the report.

By letter dated August 19, 2005, the Staff provided comments on Mexican Petroleum’s Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”), which was filed with the SEC on June 30, 2005. In Comment No. 2 to the August 19, 2005 letter, the Staff requested that Notes 20 and 21 to the financial statements included in the 2004 Form 20-F, which presented condensed consolidating financial information regarding Petróleos Mexicanos, subsidiaries that are guarantors of its debt securities and non-guarantor subsidiaries, include a quantitative reconciliation of equity, income and changes in financial position to U.S. GAAP. From August to October 2005, in the process of preparing the quantitative information in response to this comment, PEMEX discovered that certain errors had been made in the condensed consolidating financial information for the three years ended December 31, 2004, 2003 and 2002, as presented in Notes 20 and 21 to the consolidated financial statements of PEMEX. PEMEX informed the Staff that it had identified these mistakes in its response letter to the Staff’s comments dated October 14, 2005.

These inadvertent errors, which led PEMEX to restate the condensed consolidating financial information in Notes 20 and 21 in Amendment No. 1 to the 2004 Form 20-F, filed with the SEC on October 17, 2005, led PEMEX’s management to conclude that a material weakness in PEMEX’s internal control over financial reporting existed, and thereafter, led the Director General and the Chief Financial Officer of Petróleos Mexicanos to conclude that PEMEX’s disclosure controls and procedures needed improvement. PEMEX believes that the deficiencies in its internal controls relating to the preparation and documentation of this condensed consolidating financial information described below comprised this material weakness. We note that the preparation and documentation of the condensed consolidated financial information presented in Notes 20 and 21 to the consolidated financial statements of

H. Roger Schwall, p. 4

PEMEX typically occur only annually in connection with the preparation of the Form 20-F (unless otherwise needed during a particular fiscal year).

1.	PEMEX relied on financial reporting systems that did not provide PEMEX with the automated information necessary to prepare its condensed consolidating financial information presented in Notes 20 and 21 to the consolidated financial statements of PEMEX in accordance with Mexican GAAP. PEMEX maintained automated systems that generated consolidated financial information prepared only in accordance with Mexican governmental accounting norms, which differ from Mexican GAAP. The condensed consolidating financial statements for Petróleos Mexicanos, the subsidiary guarantors, the non-guarantor subsidiaries and the Master Trust under Mexican GAAP were, by contrast, prepared manually, based on Excel spreadsheets, which were in turn derived from the automated systems based on Mexican governmental accounting norms. PEMEX lacked a control procedure to verify the accuracy of the information included in the spreadsheets.

2.	PEMEX did not implement effective procedures designed to ensure a consistent and effective process of preparation and documentation of the condensed consolidating financial information presented in Notes 20 and 21 to the consolidated financial statements of PEMEX. In particular, PEMEX did not maintain any manuals or handbooks containing specific instructions and methodological requirements for preparing and documenting these condensed consolidating statements that set forth in separate columns the condensed consolidating financial information relating to Petróleos Mexicanos, the subsidiary guarantors, the non-guarantor subsidiaries and the Master Trust. Therefore, the methodology followed to prepare and document the condensed consolidating financial statements presented in Notes 20 and 21 to the consolidated financial statements of PEMEX could vary depending on the level of knowledge and experience of the individuals in charge of such preparation and documentation.

3.	PEMEX had not clearly defined the roles and responsibilities of PEMEX personnel in the preparation, supervision and disclosure of its condensed consolidating financial information presented in Notes 20 and 21 to the consolidated financial statements of PEMEX. As a result, PEMEX had the same employees both preparing, and supervising the preparation of, this condensed consolidating financial information presented in Notes 20 and 21 to the consolidated financial statements of PEMEX. That lack of effective review and supervision of the preparation and documentation of its condensed consolidating financial information increased the risk that mistakes in the financial information would not be detected, specifically those mistakes that were corrected in Amendment No. 1 to the 2004 Form 20-F, filed with the SEC on October 17, 2005.

H. Roger Schwall, p. 5

PEMEX is in the process of developing and implementing a remediation plan to address the deficiencies described above, and a number of steps have already been taken to improve its disclosure controls and procedures.

Specifically, PEMEX made the following changes in its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

a.	Since March 2005, PEMEX’s consolidated financial statements are prepared through an automated consolidation system, which extracts financial information directly from the accounting records of the subsidiary entities and consolidated subsidiary companies of Petróleos Mexicanos and generates consolidated financial statements under both Mexican governmental accounting norms and Mexican GAAP. In addition, PEMEX conducted training sessions for its accounting personnel in the operation and use of the automated consolidation system.

b.	In December 2005, PEMEX reassigned the roles and responsibilities of personnel in the accounting department to ensure that its financial reporting process always involves different personnel preparing the financial information from those supervising such preparation and authorizing its release.

c.	In September 2006, PEMEX completed and circulated procedural manuals related to the preparation of the condensed consolidating balance sheet and statement of operations of Petróleos Mexicanos, the subsidiary guarantors, the non-guarantor subsidiaries and the Master Trust. These manuals outline the control activities, including the roles and responsibilities of each of the personnel preparing such financial information, the personnel supervising such preparation and the personnel authorizing the disclosure, and establish guidelines to be followed in this financial reporting process, including documentation requirements. PEMEX is currently in the process of documenting the manual of procedures for preparing the condensed consolidating statements of cash flow, which were first included by PEMEX in its 2005 Form 20-F.

However, at December 31, 2005, these measures designed to improve PEMEX’s internal control over financial reporting and to resolve the material weakness in its internal control over financial reporting were not yet in place or had been too recently implemented to resolve the deficiencies in PEMEX’s internal controls described above. Moreover, PEMEX’s management is in the process of preparing for the evaluation of its internal controls implemented for the preparation of the consolidating financial information of Petróleos Mexicanos, the subsidiary guarantors, the non-guarantor subsidiaries and the Master Trust, in accordance with the methodology set forth in Auditing Standard No. 4 issued by the Public Company Accounting Oversight Board (“PCAOB”), notwithstanding the fact that PEMEX is not presently subject to the requirements of Auditing Standard No. 4 issued by PCAOB and Section 404 of the Sarbanes-Oxley Act of 2002.

H. Roger Schwall, p. 6

We have supplementally provided in Annex D a revised version of Item 15 to the Form 20-F, marked against the disclosure submitted in the 2005 Form 20-F, stating the changes in PEMEX’s internal control over financial reporting during 2005 described above. PEMEX´s future filings on Form 20-F will disclose any changes to PEMEX’s internal control over financial reporting during the fiscal year covered by such Form 20-F.

3.	We note your disclosure that “except as described above, there have been no changes in our internal control over financial reporting. . . .” Revise to state clearly, if true, that there were changes in your internal control over financial reporting that occurred during 2005 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

PEMEX acknowledges the Staff’s comment and confirms that there have been changes in its internal control over financial reporting during 2005 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. These changes are described in paragraphs a., b. and c. in PEMEX’s response no. 2 above.

In order to indicate more clearly that there have been changes in PEMEX’s internal control over financial reporting during 2005 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, PEMEX agrees to revise its disclosure in Item 15 in its future filings on Form 20-F. As noted above, we have supplementally provided in Annex D a revised version of Item 15 to the Form 20-F, marked against the disclosure submitted in the 2005 Form 20-F, which clearly states those changes. In addition, PEMEX’s Form 20-F for the year ended December 31, 2006 will reflect any changes to PEMEX’s internal control over financial reporting during 2006.

4.	We note your statement that “[t]here are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

PEMEX acknowledges the Staff’s comment.

As stated above, PEMEX identified certain material weaknesses in its internal control over financial reporting following the filing of the 2004 Form 20-F. PEMEX recognizes that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The Director General and Chief Financial Officer of PEMEX concluded, however, that its disclosure controls and procedures were not effective at that reasonable assurance level as of December 31, 2005. After identifying the weaknesses in its disclosure controls and procedures in 2004 and since the close of the 2005 fiscal year, PEMEX

H. Roger Schwall, p. 7

has continued to work with its internal accounting staff to improve its disclosure controls and procedures in order to provide such reasonable assurance levels. Should PEMEX’s internal control over financial reporting continue to present material weaknesses in the future, however, PEMEX agrees to revise its disclosure in Item 15 of its future filings on Form 20-F to include disclosure similar to the following:

“Based upon our evaluation, our Director General and Chief Financial Officer have concluded that our disclosure controls and procedures as of [the end of the period covered by the report] were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to our management, including the Director General and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.”

We have supplementally provided in Annex D a revised version of Item 15 to the Form 20-F, marked against the disclosure submitted in the 2005 Form 20-F, also demonstrating such modification.

*     *     *

If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (212) 225-2716 or Wanda J. Olson at (212) 225-2730.

Very truly yours,

/s/ Mary Connell Grubb
Mary Connell Grubb

cc:	Mr. Timothy Levenberg
Mr. Jason Wynn
Securities and Exchange Commission

Mr. Juan José Suárez Coppel
Mr. Víctor Cámara
Mr. Ricardo Fernández
Ms. Celina Torres
Mr. Enrique Díaz
Mr. Ernesto Balcázar
Petróleos Mexicanos

Ms. Wanda J. Olson
Mr. Grant Binder
Ms. Mary Connell Grubb
Cleary Gottlieb Steen & Hamilton LLP

Annex A

Pemex Project Funding Master Trust

c/o Petróleos Mexicanos

Avenida Marina Nacional 329

Mexico, D.F. 11311

August 16, 2006

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Pemex Project Funding Master Trust Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333- )

Ladies and Gentlemen:

On the date hereof, the Pemex Project Funding Master Trust (the “Issuer”), Petróleos Mexicanos (the “Guarantor”) and Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (collectively, “PEMEX”) filed with the Securities and Exchange Commission (the “Commission”) their Registration Statement on Form F-4 (the “Registration Statement”). The Registration Statement registers U.S. $759,254,000 in aggregate principal amount of 5.75% Guaranteed Notes due 2015 of the Issuer (the “5.75% New Notes”) to be exchanged for the outstanding 5.75% Notes due 2015 of the Issuer and U.S. $751,995,000 in aggregate principal amount of 6.625% Guaranteed Bonds due 2035 of the Issuer (the “6.625% New Bonds”) to be exchanged for the outstanding 6.625% Bonds due 2035 of the Issuer (such offers to exchange, the “Exchange Offers,” and such outstanding 5.75% Notes due 2015 and 6.625% Bonds due 2035, collectively the “Old Securities”) based on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1989) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”). In connection with the filing of such Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuer and the Guarantor hereby represent as follows on their behalf and on behalf of PEMEX.

PEMEX has not entered into any arrangement or understanding with any person to distribute the 5.75% New Notes or 6.625% New Bonds (together, the “New Securities”) to be received in the Exchange Offers, and to the best of PEMEX’s information and belief, each person participating in the Exchange Offers is acquiring the New Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Securities to be received in the Exchange Offers. In this regard, PEMEX will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that if the Exchange Offers are being registered for the purpose of secondary resales, any securityholder using the Exchange Offers to participate in a distribution of the New Securities to be acquired in the registered Exchange Offers (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a secondary resale transaction. PEMEX acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

To the best of the PEMEX’s information and belief, no broker-dealer participating in the Exchange Offers with respect to Old Securities acquired for its own account as a result of market-making activities or other trading activities has entered into any arrangement or understanding with PEMEX or any affiliate of PEMEX to distribute the Old Securities. In addition, PEMEX (i) will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that any broker-dealer who holds Old Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives New Securities in exchange therefor pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Securities and (ii) will include in the Exchange Offers prospectus the additional deemed representation that if the exchange offeree is a broker-dealer holding Old Securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Securities received in respect of such Old Securities pursuant to the Exchange Offers.

Very truly yours,

PEMEX PROJECT FUNDING MASTER TRUST

By:	/s/ Mauricio Alazraki
Mauricio Alazraki
Associate Managing Director of Finance of Petróleos Mexicanos and Attorney–in–Fact of the Pemex Project Funding Master Trust

PETRÓLEOS MEXICANOS

By:	/s/ Mauricio Alazraki
Mauricio Alazraki
Associate Managing Director of Finance

Annex B

Resale of New Securities

~~We~~Based on an interpretation by the SEC staff set forth in no-action letters issued to third parties, we believe that you may offer the new securities issued in the exchange offers for resale, resell them or otherwise transfer them without compliance with the registration and prospectus delivery provisions of the Securities Act, as long as:

•	you are acquiring the new securities in the ordinary course of your business;

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the new securities; and

•	you are not an “affiliate” of ours, as defined under Rule 405 of the Securities Act.

If any statement above is not true and you transfer any new security without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from the registration requirements of the Securities Act, you may incur liability under the Securities Act. We do not assume responsibility for or indemnify you against this liability.

If you are a broker-dealer and receive new securities for your own account in exchange for old securities that you acquired as a result of market making or other trading activities, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new securities. We will make this prospectus available to broker-dealers for use in resales for 180 days after the expiration date of these exchange offers.

Annex C

Resale of New Securities

Based on interpretations by the staff of the SEC set forth in no-action letters issued to other issuers, we believe that you may offer for resale, resell or otherwise transfer the new securities issued in the exchange offers without compliance with the registration and prospectus delivery provisions of the Securities Act. However, this right to freely offer, resell and transfer exists only if:

•	you are not a broker-dealer who purchased the old securities directly from us for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;

•	you are not an “affiliate” of ours or any of the guarantor or the subsidiary guarantors, as that term is defined in Rule 405 of the Securities Act; and

•	you are acquiring the new securities in the ordinary course of your business, you are not participating in, and do not intend to participate in, a distribution of the new securities and you have no arrangement or understanding with any person to participate in a distribution of the new securities.

If you acquire new securities in the exchange offers for the purpose of distributing or participating in a distribution of the new securities or you have any arrangement or understanding with respect to the distribution of the new securities, you may not rely on the ~~applicable interpretations of the staff of the SEC~~position of the staff of the SEC enunciated in the no-action letters Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available April 13, 1988), or interpreted in the SEC interpretative letter to Shearman & Sterling (available July 2, 1993), or similar no-action or interpretative letters, and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Each broker-dealer participating in the exchange offers must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new securities received in exchange for old securities that were acquired as a result of market-making activities or other trading activities. By acknowledging this obligation and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of new securities received in exchange for old securities where the broker-dealer acquired the old securities as a result of market-making activities or other trading activities. We have agreed to make this prospectus available to any broker-dealer for up to 180 days after the registration statement is declared effective (subject to extension under certain circumstances) for use in connection with any such resale. See “Plan of Distribution.”

Annex D

Item 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosures controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Director General and our Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2005 were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to our management, including the Director General and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, as a result of Petróleos Mexicanos’ identification and correction of certain amounts that had been previously reported under Mexican GAAP in the condensed consolidating financial information for the three years ended December 31, 2004, 2003 and 2002, as presented in Notes 20 and 21 to our consolidated financial statements for those years included in our annual report on Form 20-F for the year ended December 31, 2004. None of these corrections, which were included in Amendment No. 2 to our annual report on Form 20-F/A for the 2004 fiscal year, had an impact on the consolidated financial information presented in our consolidated financial statements. However, we recognize that these inadvertent errors ~~represented~~resulted from a material weakness in our internal control over financial reporting, as defined under the Public Company Accounting Oversight Board’s Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statement. We believe that the following deficiencies in our internal controls relating to the preparation of the condensed consolidating financial information comprised this material weakness:

1.

We relied on financial reporting systems that did not provide us with the automated information necessary to prepare our condensed consolidating financial information presented in Notes 20 and 21 to our consolidated financial statements in accordance with Mexican GAAP. We maintained automated systems that generated consolidated financial information prepared only in accordance with Mexican governmental accounting norms, which differ from Mexican GAAP. The condensed consolidating financial statements for Petróleos Mexicanos, the subsidiary guarantors, the non-guarantor subsidiaries and the Master Trust under Mexican GAAP were, by contrast, prepared manually, based on Excel spreadsheets, which were in turn derived from the automated systems based on Mexican governmental accounting norms. We lacked a control procedure to verify the accuracy of the information included in the spreadsheets.

2.	We did not implement effective procedures designed to ensure a consistent and effective process of preparation and documentation of the condensed consolidating financial information presented in Notes 20 and 21 to our consolidated financial statements. In particular, we did not maintain any manuals or handbooks containing specific instructions and methodological requirements for preparing and documenting these condensed consolidating statements that set forth in separate columns the condensed consolidating financial information relating to Petróleos Mexicanos, the subsidiary guarantors, the non-guarantor subsidiaries and the Master Trust. Therefore, the methodology followed to prepare and document the condensed consolidating financial statements presented in Notes 20 and 21 to our consolidated financial statements could vary depending on the level of knowledge and experience of the individuals in charge of such preparation and documentation.

3.	We had not clearly defined the roles and responsibilities of our personnel in the preparation, supervision and disclosure of our condensed consolidating financial information presented in Notes 20 and 21 to our consolidated financial statements. As a result, we had the same employees both preparing, and supervising the preparation of, this condensed consolidating financial information presented in Notes 20 and 21 to our consolidated financial statements. That lack of effective review and supervision of the preparation of our condensed consolidating financial information increased the risk that mistakes in the financial information would not be detected, specifically those mistakes that were corrected in Amendment No. 1 to our annual report on Form 20-F/A for the 2004 fiscal year.

We are in the process of implementing a remediation plan to address the deficiencies described above, and a number of steps have already been taken to improve our disclosure controls and procedures.

Specifically, during 2005, we made the following changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

a.	Since March 2005, our consolidated financial statements are prepared through an automated consolidation system, which extracts financial information directly from the accounting records of the subsidiary entities and consolidated subsidiary companies of Petróleos Mexicanos and generates consolidated financial statements under both Mexican governmental accounting norms and Mexican GAAP. In addition, we conducted training sessions for our accounting personnel in the operation and use of the automated consolidation system.

b.	In December 2005, we reassigned the roles and responsibilities of personnel in the accounting department to ensure that our financial reporting process always involves different personnel preparing the financial information from those supervising such preparation and authorizing its release.

However, at December 31, 2005, these measures designed to improve our internal control over financial reporting and to resolve the material weaknesses in our internal control over financial reporting were not yet in place or had been too recently implemented to resolve the deficiencies in our internal controls described above. Moreover, our management is in the process of preparing for the evaluation of our internal controls implemented for the preparation of the consolidating financial information of Petróleos Mexicanos, the subsidiary guarantors, the non-guarantor subsidiaries and the Master Trust, in accordance with the methodology set forth in Auditing Standard No. 4 issued by the Public Company Accounting Oversight Board (“PCAOB”), notwithstanding the fact that we are not presently subject to the requirements of Auditing Standard No. 4 issued by PCAOB and Section 404 of the Sarbanes-Oxley Act of 2002.

~~We therefore~~Since December 31, 2005, we have performed additional analysis and other post-closing procedures to ensure that our consolidated financial statements are prepared in accordance with Mexican GAAP. Accordingly, PEMEX’s management believes that the financial statements included in this report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented. ~~In addition, we are implementing the necessary controls and procedures to obtain, validate, verify and approve the figures included in our condensed consolidating information. These revised procedures are based on our new consolidation system, which began operating during 2005 and includes parameters that allow the verification and validation of figures before final consolidated information is released and also provides for the supervision of personnel involved in the computation of financial information.~~

We believe that the measures described above, undertaken to ensure the quality of the information, and modifications to our internal control processes, including upgrading our information technologies through automation of our consolidation system, will improve our ability to prepare the Mexican GAAP financial information presented in Note 21 to our consolidated financial statements. Although we are still ~~at~~in the ~~first stage of improving and~~process of strengthening our controls and procedures in order to eliminate all inadvertent errors, deficiencies and deviations that can appear in the normal course of business, with the additional objective of achieving full compliance with Section 404 of the Sarbanes-Oxley Act of 2002, PEMEX’s management believes that the controls and procedures implemented to date have already enhanced the reliability of the financial information produced by PEMEX.

~~Except as described above, there have been no changes in our internal control over financial reporting during 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.~~